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                                                                  EXHIBIT (G)(2)

                      IN THE UNITED STATES DISTRICT COURT
                   FOR THE EASTERN DISTRICT OF PENNSYLVANIA
                                     ++
KENNET STEINER,                       +
                                      +
                           Plaintiff, +
                                      +
                                      +     CIVIL ACTION NO.
                                      +
             - against -              ++
                                      +     COMPLAINT FOR INJUNCTIVE RELIEF
                                      +
RHONE-POULENC S.A.,                   +
                                      +
                           Defendant. +
                                     ++

  Plaintiff, by his attorneys, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters based upon the investigation conducted by and through his attorneys which included, among other things, a review of the filings by Rhone-Poulenc Rorer Inc. ("Rorer" or the "Company") and Rhone-Poulenc S.A. ("Rhone-Poulenc") with the Securities and Exchange Commission ("SEC"), news wire services, news releases, and other publicly disseminated filings and materials, as follows:

                            JURISDICTION AND VENUE

  1. This action is brought to remedy violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), 15 U.S.C. (S)(S) 78n(d) and 78n(e).

  2. The subject matter jurisdiction of this Court is based upon Section 27 of the Exchange Act, 15 U.S.C. (S) 78aa.

  3. Venue is properly laid in the Eastern District of Pennsylvania, because many of the acts, transactions, and conduct constituting violations of law complained of herein, including, inter alia, communications to Rorer, the target of an improper tender offer by Rhone-Poulenc, have occurred in this District.

  4. In connection with the acts, conduct, and other wrongs complained of herein, defendant, directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails and the facilities of national securities markets, i.e., the facilities of the New York Stock Exchange ("NYSE").

                                  THE PARTIES

  5. Plaintiff Kenneth Steiner, at all relevant times, has been the owner of common stock of Rorer.

  6. Defendant Rhone-Poulenc is a corporation duly organized and existing under the laws of France and maintains its principal place of business at 25 Quai Paul Doumer, 92408 Courbevoie Cedex, France. Rhone-Poulenc's American depository receipts ("ADRs") trade on the NYSE. Rhone-Poulenc researches, develops, produces, markets, and sells human and animal pharmaceuticals and is engaged in the chemical, fiber, and polymer business. Rhone-Poulenc presently owns or controls approximately 68.3% of the outstanding stock of Rorer.

                                     FACTS

  7. Rorer is a corporation duly organized and existing under the laws of the State of Pennsylvania and which maintains its principal executive offices at 500 Arcola Road, Collegeville, Pennsylvania 19242. Rorer is primarily engaged in the development, manufacture, and marketing of a line of pharmaceutical products, including prescription drugs, over-the-counter medicines and plasma-derived products. Rorer is a majority-owned subsidiary of Rhone-Poulenc. Rorer has approximately 136.8 million shares of common stock outstanding, of which approximately 68.3% are owned by Rhone-Poulenc. The remaining approximately 43 million shares are held by at least several hundred public shareholders of record other than defendant. Rorer's stock is publicly traded on the NYSE.
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  8. On June 26, 1997, Rhone-Poulenc announced it was considering an offer
(the "Offer") to acquire all of the shares of Rorer it does not already own in a cash transaction whereby Rhone-Poulenc would pay $92.00 cash for each of such shares.

  9. Rhone-Poulenc is taking advantage of its majority stock ownership position in Rorer by imposing the inadequate Offer on Rorer's public stockholders. The offer is part of a sweeping corporate overhaul of Rhone-Poulenc, meant to benefit Rhone-Poulenc. Pursuant to the planned overhaul, Rhone-Poulenc intends to spin off its chemical, fibers, and polymer operations, in order to become one of the world's biggest pharmaceutical companies, by combining Rorer's business with Rhone-Poulenc's vaccine and animal health businesses. According to The Wall Street Journal of June 27, 1997, the chemical business has been less profitable than the pharmaceutical business and has weighed down Rhone-Poulenc's profits and price share. Thus, Rhone-Poulenc's plan is to divest itself of its less profitable businesses and, taking advantage of its dominant position over Rorer, acquire from the public shareholders of Rorer, without complying with the requirements of the Exchange Act, Rorer's more profitable pharmaceutical business.

  10. Rhone-Poulenc announced the Offer during the period when a so-called "standstill agreement" precludes it from acquiring all of the publicly traded shares of Rorer. The restriction-under the "standstill agreement", dating from a 1990 merger with Rorer Inc. that created the current Rorer, expires July 31, 1997.

  11. Because of its position of dominance and control of Rorer, Rhone-Poulenc announced the offer on June 26, 1997 to manipulate the price of Rorer shares so that they do not trade at a price materially higher than the Offer, thereby limiting the price it will have to pay for the balance of Rorer's stock. By announcing the Offer on June 26, 1997, Rhone-Poulenc began the tender offer process without complying with the requirements of the Exchange Act and the rules promulgated thereunder, attempted to limit the offer price, and avoided having to make a materially higher offer were Rorer's stock, unaffected by the Offer, to rise materially between now and July 31, 1997.

  12. On July 8, 1997, when the price of Rorer shares rose to $93.625, $1.625 above the Offer price, Jean-Rene Fourtou, Chairman and Chief Executive Officer of Rhone-Poulenc, stated in an interview with Bloomberg Information
Television: "The share price of (Rorer) is slightly above our offer price, which clearly poses a problem.

  "We are going to move as quickly as possible . . . Fast, if we reach a rapid accord with the minority shareholders and their representatives on the board-- which I hope will happen--a little more slowly otherwise. As of August 1 we'll be ready to move quickly." (Emphasis added).

  13. Following the announcement of the Offer, shareholders of Rorer who did not possess crucial material information regarding their decisions whether to hold or sell their shares of Rorer and who were, and are, otherwise poorly informed as a result of defendant's incomplete or non-existent disclosures, were required to make their decisions without the requisite disclosures being made by Rhone-Poulenc.

                                     CLAIM

           VIOLATION OF SECTIONS 14(D) AND 14(E) OF THE EXCHANGE ACT

  14. Plaintiff repeats and realleges the preceding paragraphs of this Complaint as though fully set forth herein.

  15. This claim, pursuant to Sections 14(d) and 14(e) of the Exchange Act, is being brought by plaintiff against defendant to enjoin the Offer, which is an improper tender offer, commenced by defendant.

  16. In preparing, publishing and disseminating the Offer, and subsequently commenting publicly on the Offer, defendant knowingly or recklessly commenced and continued an improper tender offer in violation of Sections 14(d) and 14(e) of the Exchange Act.

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  17. By reason of the foregoing, defendant violated Sections 14(d) and 14(e)
of the Exchange Act and defendant should be preliminary and permanently enjoined from continuing the Offer, together with such other and further relief as may be proper.

  WHEREFORE, plaintiff demands judgment as follows:

    1. preliminarily and permanently enjoining defendant's conduct;

    2. awarding plaintiff the costs of this suit, including reasonable attorneys' and experts' fees and other disbursements; and

    3. such other and further relief as may be just and proper.

Dated: July 15, 1997

                                          SAVETT FRUTKIN PODELL & RYAN, P.C.

                                          By: /s/ Robert P. Frutkin
                                              -------------------------------
                                              Robert P. Frutkin (I.D. No. 21366)

                                              320 Walnut Street, Suite 508
                                              Philadelphia, PA 19106
                                              (215) 923-5400

WECHSLER HARWOOD HALEBIAN &
 FEFFER LLP
Robert I. Harwood
Samuel K. Rosen
805 Third Avenue
New York, New York 10022
(212) 935-7400

Attorneys for Plaintiff


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